April 1, 2026

Vikram Grover
Chief Executive Officer
BioPath Holdings, Inc.
625 Stanwix St. #2407
Pittsburgh, PA 15222

        Re: BioPath Holdings, Inc.
            Offering Statement on Form 1-A
            Filed March 25, 2026
            File No. 024-12728
Dear Vikram Grover:

       This is to advise you that we do not intend to review your offering statement.

        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Hamill at 303-844-1008 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:    Sean Doney